File No. 812-14467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of
Aspiriant Trust
Aspiriant, LLC
11100 Santa Monica Blvd, Suite 600
Los Angeles, CA 90025
and
UMB Distribution Services, LLC
235 W. Galena Street
Milwaukee, WI 53212

Third Amended and Restated Application for an Order Pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 for an Exemption from Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act, Pursuant to Sections 6(c) and 17(b) of the Act for an Exemption from Section 17(a) of the Act, and Pursuant to Section 6(c) of the Act for an Exemption from Rule 12d1-2(a) under the Act

Please send all communications, notices, and orders to:

Benjamin D. Schmidt
Aspiriant, LLC
1111 East Kilbourn Avenue, Suite 1700
Milwaukee, WI 53202

With a copy to:

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004

This application consists of 24 pages (including exhibits).

I.	INTRODUCTION

Aspiriant Trust (the “Trust”), Aspiriant, LLC (the “Adviser”),1 and UMB Distribution Services, LLC (the “Distributor”) (collectively referred to as “Applicants”) hereby apply for and request from the Securities and Exchange Commission (the “Commission”) an order as described below. Applicants request that the order apply not only to each existing series of the Trust, but also to each future series of the Trust, and to each existing and each future registered open-end management investment company or series thereof that is or may in the future be advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (included in the term “Adviser”) and that is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (the “Act”), as the Trust (each a “Fund” and collectively, the “Funds”). Applicants further request that the order sought herein also apply to any future principal underwriter and distributor for a Fund.2

Applicants request an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act to the extent necessary to permit:

(1)	each Fund that relies on the requested order (a “Fund of Funds”) to acquire shares, in excess of the limits set forth in Sections 12(d)(1)(A) and (C) of the Act, of registered open-end management investment companies (each an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies, “business development companies,” as defined by Section 2(a)(48) of the Act[3] (each registered closed-end management investment company and each business development company, an “Unaffiliated Closed-End Investment Company,” and together with the Unaffiliated Open-End Investment Companies, the “Unaffiliated Investment Companies”), and registered unit investment trusts (“UITs”) (the “Unaffiliated UITs” and together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”), in each case that are not in the same “group of investment companies”[4] as the Fund of Funds;

[1]	All references herein to the term “Adviser” include successors-in-interest to the Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]	All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this application.
[3]	While business development companies are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain business development companies, like shares of certain registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934 and their shares are registered under the Securities Act of 1933 and are subject to all registration and reporting requirements under those two statutes. Accordingly, Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies. Applicants are not requesting relief for a Fund of Funds to invest in business development companies and registered closed-end investment companies that are not listed on a national securities exchange.
[4]	For purposes of this application, “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, and business development companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

(2)	a Fund of Funds to acquire shares, in excess of the limits set forth in Sections 12(d)(1)(A) and (C) of the Act, of registered open-end management companies, registered closed-end management investment companies, business development companies, and UITs in the same group of investment companies as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”); [5] and

(3)	an Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) to sell shares of the Underlying Fund to a Fund of Funds, in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt the transactions described above from Section 17(a) to the extent necessary to permit purchases and redemptions by a Fund of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with a Fund of Funds, as and to the extent described in this application.

Applicants further request an exemption pursuant to Section 6(c) from Rule 12d1-2 under the Act to permit any Fund that relies on Section 12(d)(1)(G) of the Act (“Section 12(d)(1)(G) Fund”) and that otherwise complies with Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

[5]	Certain Underlying Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”). In addition, certain of the Underlying Funds may pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this application and its conditions.

II.	THE APPLICANTS

A.	Aspiriant Trust

The Trust is a Delaware statutory trust registered under the Act as an open-end management investment company. The Trust is currently composed of three series, which are offered and sold pursuant to a registration statement on Form N-1A (File Nos. 333-178600 and 811-26488) -- the Aspiriant Risk-Managed Global Equity Fund, the Aspiriant Risk-Managed Municipal Bond Fund, and the Aspiriant Defensive Allocation Fund.

B.	Aspiriant, LLC

Aspiriant, LLC, a Delaware limited liability company owned by its key employees with its principal offices located at 11100 Santa Monica Blvd, Suite 600, Los Angeles, CA 90025, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and serves as investment adviser for each Fund. Each other Adviser will be registered as an investment adviser under the Advisers Act.

The Adviser has engaged sub-advisers to provide services to certain Funds and may engage additional sub-advisers to provide services to the Funds in the future. Each sub-adviser is, and any future sub-adviser will be, registered as an investment adviser under the Advisers Act. The current sub-advisers are Aperio Group, LLC, located at Three Harbor Drive, Suite 315, Sausalito, CA 94965, AQR Capital Management, LLC, located at Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830, Equity Investment Corporation, located at 3007 Piedmont Road, NE, Atlanta, GA 30305, Nuveen Asset Management, LLC, located at 333 West Wacker Drive, Chicago, IL 60606, and Wells Capital Management, Inc., located at 525 Market Street, 10th Floor, San Francisco, CA 94105.

C.	UMB Distribution Services, LLC

The Distributor, a Wisconsin limited liability company, is registered as a broker-dealer under the Exchange Act and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor serves as principal underwriter and distributor for the Trust. Each future principal underwriter and distributor for a Fund will be registered as a broker-dealer under the Exchange Act and will be a member of FINRA.

III.	INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an open-end management investment company with distinct investment objectives and strategies. Certain Funds are structured or will be structured as “funds of funds,” as they invest or will invest a portion or all of their assets in the securities of investment companies. Because certain Funds invest or will invest in the shares of the Underlying Funds, they are or will be subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. Prior to obtaining the requested relief, certain Funds invest or may invest in the Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G).

IV.	LEGAL ANALYSIS

A.	Section 12(d)(1) Relief

1.	Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that section.6 Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;
•	the exercise of undue influence or control over underlying funds; and
•	the complexity of such arrangements.[7]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of any other investment company if, immediately after the acquisition, (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if, immediately after such sale or disposition, (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) of Act prohibits an investment company from acquiring the securities of any registered closed-end investment company if, immediately after the acquisition, the acquiring company and other companies having the same investment adviser own more than 10% of the total outstanding voting stock of the closed-end company.

[6]	Section 12 of the Act is made applicable to business development companies by Section 60 of the Act.
[7]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (the “PPI Report”).

2.	Request for an Order Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A), (B), and (C) of the Act to the extent necessary to permit (i) a Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the Act and (ii) each Underlying Fund that is a registered open-end management investment company or series thereof, their principal underwriters and any broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B), and (C) of the Act. Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own Board8 and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that, as reflected in Condition 1:

•	the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act; and

•	any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

[8]	The term “Board,” as used in this application, refers to the board of directors or trustees, as applicable, of the specified entity.

Applicants believe that, in one respect, a Fund of Funds’ investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group mirror vote any interest in any Unaffiliated Closed-End Investment Company.

Specifically, with respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT).

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

With respect to investing in Unaffiliated Investment Companies, in seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Investment Companies, the Board of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated UIT or any Unaffiliated Investment Company or an Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated UIT in connection with any services or transactions.

Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each an “Underwriting Affiliate,” except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

 Condition 6 further requires that the Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will be required to consider, among other things: (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Condition 7 will require that the Unaffiliated Investment Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.9

[9]	An Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, solely upon notice to a Fund of Funds, an Unaffiliated Fund could terminate a Participation Agreement with the Fund of Funds, effective at the end of the notice period specified in such Participation Agreement.

In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities. Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies. However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances. Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. As the Commission observed in the PPI Report: “Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.”10

The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above. Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares (i.e., mirror voting). These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company. They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting. The mirror voting eliminates the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares. In addition to mirror voting, Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Investment Company. Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

[10]	See PPI Report at 324.

4.	No Excessive Layering of Fees

Based on the proposed structure, Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their adviser. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, Condition 9 requires the Board of each Fund of Funds, including a majority of the Independent Trustees, to find that the management or advisory fees charged under a Fund of Funds’ advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, in accordance with Condition 10, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to investments in a Fund of Funds, Condition 11 requires that any sales charges and/or service fees charged with respect to shares of a Fund of Funds not exceed the limits applicable to a funds of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).11 In this regard, Applicants note that with respect to closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

5.	Structure is not Overly Complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors because no Underlying Fund (or, if applicable, its respective master fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions. Condition 12 addresses the concern about complexity by generally limiting the Fund of Funds’ structure to two layers of funds as described above.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

[11]	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

B.	Sections 17(a) Relief

1.	Explanation of Section 17(a)

Applicants also seek, pursuant to Sections 6(c) and 17(b) of the Act, an exemption granting relief from the provisions of Section 17(a) of the Act to permit the purchases, sales and redemptions by the Funds of Funds of the shares issued by Underlying Funds, as well as the purchases, sales and redemptions by such Underlying Funds of their shares in transactions with the Funds of Funds.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

“(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by those Underlying Funds organized as registered open-end management investment companies (“Underlying Open-End Funds”) and UITs (“Underlying UITs”) (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).12 For example, because the Adviser serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and, therefore, affiliated persons of one another. The Funds of Funds and any Unaffiliated Open-End Investment Company may be deemed to be affiliated persons of one another if a Fund of Funds owned 5% or more of one or more of such Unaffiliated Open-End Investment Company’s outstanding voting securities. Also, the sale of shares by Unaffiliated Funds to the Fund of Funds and the redemption of the shares of Unaffiliated Funds by the Fund of Funds may be deemed to violate Section 17(a) of the Act. Similarly, the participation by the Fund of Funds in a follow-on offering of any Unaffiliated Closed-End Investment Company may be deemed to violate Section 17(a) of the Act. 13

[12]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.
[13]	Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any Unaffiliated Fund that operates as an ETF or closed-end fund, regardless of whether the Fund of Funds and such Unaffiliated Funds may be deemed to be affiliated persons.

2.	Request for an Order Pursuant to Sections 17(b) and 6(c)

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Underlying Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants request for relief to permit sales by Underlying Open-End Funds to a Fund of Funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by any Underlying Fund that is not an open-end fund to a Fund of Funds. In all such contexts, Applicants submit that the principal policy concern is the potential for overreaching of the Affiliated Fund by the Fund of Funds. As stated above, there is one type of transaction by an Unaffiliated Closed-End Investment Company or Affiliated Fund that is a registered closed-end management investment company (“Affiliated Closed-End Investment Company”) that may require relief from Section 17(a) -- an underwritten initial or follow-on offering made by such Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company. In such a transaction, the Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company’s shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason -- namely, NAV pricing -- Applicants do not believe that Section 17(a) relief to permit sales of shares by Unaffiliated Closed-End Investment Companies or Affiliated Closed-End Investment Companies presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Underlying Open-End Funds to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

Applicants note that the Commission has issued an order to at least one other mutual fund complex on an application for relief virtually identical to that requested by the Applicants relating to relief from the provisions of Section 17(a) of the Act (see Forum Funds II, et al., Investment Company Act Rel. Nos. 31407 (January 6, 2015) (Notice) and 31443 (February 3, 2015) (Order)). Applicants believe that the proposed transactions described in this application are the same as those described in that application and that they, similarly, satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which any Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act. Finally, Applicants submit that the proposed transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act.14 The investment by a Fund of Funds in shares of each type of Underlying Fund and the issuance of shares of each type of Underlying Fund to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and such Underlying Funds, respectively

C.	Rule 12d1-2 Relief

1.	Explanation of Rule 12d1-2

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that section. Section 12(d)(1)(G) of the Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the “acquiring company”), if (a) the acquired company and the acquiring company are part of the same “group of investment companies,” (b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same “group of investment companies,” government securities, and short-term paper are the only investments held by the acquiring company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or 22(c) of the Act by a securities association registered under Section 15A of the Exchange Act or by the Commission, and (d) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered UITs in reliance on Section 12(d)(1)(F) or (G) of the Act.

[14]	Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an ETF or closed-end fund to purchase or redeem shares from the ETF or closed-end fund. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or closed-end fund or an entity controlling, controlled by or under common control with the investment adviser to the ETF or closed-end fund is also an investment adviser to the Fund of Funds.

In 2006, the Commission adopted Rule 12d1-2 under the Act,15 which permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

(1)	securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	securities (other than securities issued by an investment company); and

(3)	securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act. The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”16 The adoption of Rule 12d1-2 also reflects the Commission’s response to Congress’s expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”17

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended. It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.	Request for an Order Pursuant to Section 6(c)

The opportunity to invest in Other Investments will allow a Section 12(d)(1)(G) Fund greater flexibility to meet its investment objective. A Section 12(d)(1)(G) Fund would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, a Section 12(d)(1)(G) Fund’s Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund’s investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund may invest.

[15]	See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).
[16]	See Adopting Release at 17-18.
[17]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Section 12(d)(1)(G) Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the Act, but for the fact that the Section 12(d)(1)(G) Funds may invest a portion of their assets in Other Investments. Applicants believe that permitting a Section 12(d)(1)(G) Fund to invest in Other Investments would not raise any of the concerns described earlier in this application that Section 12(d)(1) of the Act was intended to address. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company, and requiring that the acquired fund not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Sections 12(d)(1)(A) and (B) were intended to address.

Likewise, permitting Other Investments by a Section 12(d)(1)(G) Fund in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide a Section 12(d)(1)(G) Fund a broader array of investment options through which to pursue its investment objective.

Applicants submit that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this application.

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for (a) fund of funds arrangements with affiliated and unaffiliated investment companies and (b) affiliated fund of funds to invest in financial instruments that may not be securities within the meaning of the Act, and whose requests for relief included conditions substantially identical to those included in this application. Applicants note that the Commission has recently granted relief substantially identical to that requested herein, permitting fund of funds arrangements to include not only investment in open-end funds and UITs, but in closed-end funds and business development companies, as well as permitting registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. Reference is made to Realty Capital Income Funds Trust, et al., Investment Company Act Rel. Nos. 31458 (February 18, 2015) (Notice) and 31506 (March 17, 2015) (Order); Forum Funds II, et al., Investment Company Act Rel. Nos. 31407 (January 6, 2015) (Notice) and 31443 (February 3, 2015) (Order); and AllianceBernstein Cap Fund, Inc., et al., Investment Company Act Rel. Nos. 31332 (November 6, 2014) (Notice) and 31364 (December 3, 2014) (Order). The relief granted to Forum Funds II includes the specific relief requested in this application with respect to Section 17(a) relating to closed-end funds.

Applicants also note that the Commission has recently granted relief substantially similar to that requested herein with respect to permitting fund of funds arrangements to include not only investment in open-end funds and UITs, but in closed-end funds and business development companies. These requests differ only in that they do not seek Rule 12d1-2 relief. Reference is made to BNY Mellon Funds Trust, et al., Investment Company Act Rel. Nos. 31245 (September 9, 2014) (Notice) and 31279 (October 7, 2014) (Order) and RiverNorth Funds, et al., Investment Company Act Rel. Nos. 30919 (February 18, 2014) (Notice) and 30983 (March 18, 2014) (Order).

Applicants further note that the Commission has recently granted substantially similar relief to that requested herein with respect to permitting fund of fund arrangements that include investment in open-end funds and UITs (not, however, closed-end funds and business development companies), as well as permitting registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. Reference is made to Wilshire Mutual Funds, Inc., Investment Company Act Rel. Nos. 31381 (December 16, 2014) (Notice) and 31456 (February 12, 2015) (Order); Great-West Funds, Inc., Investment Company Act Rel. Nos. 31262 (September 24, 2014) (Notice) and 31295 (October 20, 2014) (Order); and KP Funds, Investment Company Act Rel. Nos. 30545 (June 3, 2013) (Notice) and 30586 (July 1, 2013) (Order).

VI.	APPLICANTS’ CONDITIONS

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.	The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT).

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.	The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Investment Company or Unaffiliated UIT or any Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated UIT in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.	The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.	Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the (1) party from whom the securities were acquired, (2) identity of the underwriting syndicate’s members, (3) terms of the purchase, and (4) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.	Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.	Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10.	The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that a Sub-Adviser waives fees, the benefit of the waiver will be passed through to the applicable Fund of Funds.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

12.	No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

Other Investments by Section 12(d)(1)(G) Funds

Applicants agree that the relief to permit Section 12(d)(1)(G) Funds to invest in Other Investments shall be subject to the following condition:

13.	Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund from investing in Other Investments as described in this application.

VII.	CONCLUSION
 Based on the foregoing, Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.	PROCEDURAL MATTERS

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants state that their address is printed on the application’s facing page and they request that all written communications concerning the application be directed to the individuals and addresses printed on the application’s facing page. Also, Applicants have attached as an exhibit to the application the required verification.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Robert Francais is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer. Karen Fay Luedtke is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as Chief Compliance Officer of Distribution Services. Benjamin Schmidt is authorized to sign and file this document on behalf of the Trust pursuant to the following resolution adopted by the Trust’s Board of Trustees on September 5, 2014:

RESOLVED,	that the Board of Trustees of the Trust hereby authorizes and approves the preparation, execution, and filing, on behalf of the Trust, of an exemptive application with the SEC for an order under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Sections 12(d)(1)(A) and (B) of the Act, under Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and under Section 6(c) of the Act granting an exemption from Rule 12d1-2(a) under the Act, which would (a) permit a series of the Trust to operate as a “fund of funds” to acquire shares of certain registered open-end management investment companies and unit investment trusts that are outside the same group of investment companies, and (b) permit a series of the Trust relying on Rule 12d1-2(a) under the Act to invest in certain financial instruments that may not be securities.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

Dated: September 26, 2016

ASPIRIANT TRUST

By:	/s/ Benjamin D. Schmidt
Name:	Benjamin D. Schmidt
Title:	Assistant Treasurer, Secretary, and Chief Compliance Officer

ASPIRIANT, LLC

By:	/s/ Robert Francais
Name:	Robert Francais
Title:	Chief Executive Officer

UMB DISTRIBUTION SERVICES, LLC

By:	/s/ Karen Fay Luedtke
Name:	Karen Fay Luedtke
Title:	Chief Compliance Officer

EXHIBIT

Verification of Application and Statement of Fact
In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that he has duly executed the attached application dated September 26, 2016, for and on behalf of Aspiriant Trust; that he is Assistant Treasurer, Secretary, and Chief Compliance Officer of Aspiriant Trust; and that all action taken by shareholders, trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.
/s/ Benjamin D. Schmidt
Name: Benjamin D. Schmidt
Date: September 26, 2016

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that he has duly executed the attached application dated September 26, 2016, for and on behalf of Aspiriant, LLC; that he is Chief Executive Officer of Aspiriant, LLC; and that all action taken by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.
/s/ Robert Francais
Name: Robert Francais
Date: September 26, 2016

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that she has duly executed the attached application dated September 26, 2016, for and on behalf of UMB Distribution Services, LLC; that she is Chief Compliance Officer of UMB Distribution Services, LLC; and that all action taken by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
/s/ Karen Fay Luedtke
Name: Karen Fay Luedtke
Date: September 26, 2016

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